Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, May 13, 2026

Franco-Nevada Announces Election of Directors

Franco-Nevada Corporation announced that the nominees listed in the management proxy circular for the 2026 Annual and Special Meeting of Shareholders were elected as directors of the Corporation. Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in person and by webcast are set out below.

Nominee	Votes For	% For	Votes Against	% Against
Tom Albanese	145,825,750	96.79%	4,833,179	3.21%
Paul Brink	150,338,527	99.79%	321,778	0.21%
Hugo Dryland	149,727,488	99.38%	932,813	0.62%
Derek W. Evans	144,493,780	95.91%	6,165,148	4.09%
Dr. Catharine Farrow	148,416,564	98.51%	2,243,740	1.49%
Maureen Jensen	148,905,216	98.84%	1,755,088	1.16%
Jennifer Maki	148,516,087	98.58%	2,142,841	1.42%
Daniel Malchuk	149,958,725	99.53%	701,578	0.47%
Jacques Perron	150,299,737	99.76%	360,565	0.24%

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com